BY EDGAR TRANSMISSION

September 9, 2009

Ms. Christina DiAngelo
Mr. John Grzeskiewicz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Principal Funds, Inc.
Response to SEC Staff Comments on:
Registration Statement on Form N-14
Pursuant to Securities Act of 1933
Registration No. 333-161205

Dear Ms. DiAngelo and Mr. Grzeskiewicz:

This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on August 24, 2009 and September 9, 2009. Changes in response to staff comments will be made by the Registrant in its Definitive Filing on Form 497 for the Proxy Statement/Prospectus related to the Reorganization of the MidCap Stock Fund into the MidCap Blend Fund.

Comment 1. In multiple locations throughout the Registration Statement, it indicates that the Acquiring Fund has lower advisory fee rates and is expected to have lower expense ratios following the Reorganization. Please disclose that this statement takes into account contractual fee waivers.

                     Response. The disclosure has been made.

Comment 2. Confirm that the CDSC in the Shareholder Fee Table is correct. .

                     Response. The CDSC information has been appropriately revised.

Comment 3. Explain why the capital loss carryforwards disclosed in the Federal Income Tax Consequences are different than those shown in the 2008 PFI Annual Report to Shareholders (“Annual Report”).

                     Response. The capital loss carryforward calculations shown in the Annual Report were estimates based on the information available at the time of the filing of the Annual Report. The carry forward calculations included in the Registration Statement are based on final calculations determined following the Funds fiscal year-end.

Comment 4. Explain how reorganization costs were allocated to the Acquired Fund in the Capitalization Table.

                     Response. The printing and mailing costs were estimated for each class based on the number of shareholders of the particular share class. The accounting and legal costs were allocated based on the relative AUM of the Acquired Fund.

Comment 5. In the Pro Forma Financial Statements, add disclosure that indicates the Acquired Fund will pay the portfolio transitioning costs.

                     Response. Appropriate disclosure has been added.

Comment 6. Include accounting survivor analysis for the Reorganization

                      Response. In connection with the Reorganizations, Principal Management Corporation has determined that, because MidCap Blend will, post-Reorganization, more closely resemble MidCap Blend respectively, pre-Reorganization, MidCap Blend will be the accounting survivor of their Reorganizations. As such, MidCap Blend post-Reorganization will maintain the performance history of MidCap Blend at the closing of the Reorganizations.

Accounting Survivor

     The following is an analysis regarding the accounting survivor. The analysis is based on guidance provided by the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) in a white paper on fund mergers dated March 1, 2004 (“ICI White Paper”). The ICI White Paper seeks to capture and consolidate applicable industry guidance on the subject. The ICI White Paper identifies the following factors, in order of relative importance, to apply in determining the proper accounting surviving entity:

     Portfolio Management: The primary factor in determining the accounting survivor is the surviving portfolio management. MidCap Blend Fund (“MCB”) is currently advised by Principal Global Investors, LLC (“PGI”). PGI will continue to serve as the investment adviser to MCB after the Reorganization. The PGI portfolio manager that is currently primarily responsible for the day-to-day management of MCB will continue to be primarily responsible for the day-to-day management post-Reorganization of MCB.

     Portfolio Composition: The portfolio composition strategies and techniques of MCB post-Reorganization will more closely resemble those of MCB pre-Reorganization than those of MidCap Stock Fund (“MCS”) pre-Reorganization.

     Investment Objectives, Policies and Restrictions: The investment objective of MCS and MCB are nearly identical, to seek capital appreciation or growth of capital respectively. The fundamental investment restrictions of MCS and MCB are identical. Each fund is a blend fund; however, MCS uses different investment strategies to achieve its goals than does MCB. The investment policies of the MCB post-Reorganization will more closely resemble those of MCB pre-Reorganization.

     Expense Structure: The expense structure of MCS and MCB is similar. The expense structure of MCB will be the expense structure of MCB post-Reorganization.

     Asset Size: As of April 30, 2009, MCS had net assets of approximately $363 million while MCB had net assets of approximately $558 million.

Performance Survivor

     The SEC staff has confirmed that in determining which fund's performance history to use in connection with fund mergers, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles.1 Among other factors, funds should compare the various funds' investment advisers; investment objectives, policies and restrictions; expense structure and expense ratios; asset size; and portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies. The SEC has stated that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund. Consistent with these factors and the above analysis, therefore, PMC has determined that the combined fund will maintain the performance history of MCB.

Conclusion

     In conclusion, following the Reorganizations, MCB will be the accounting and performance survivor of the merger of MCS into MCB.

Comment 7. Disclose the estimated percentage of the Acquired Funds securities that will be disposed of in the Reorganization and add additional narrative as to why such securities are not compatible with the Acquiring Fund.

                     Response. Appropriate disclosure has been added.

Comment 8. In the footnote to the fee table that indicates the payback period of the reorganization costs, include disclosure as to why the Acquiring Funds will be paying such costs.

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1 See North American Security Trust, 1994 SEC No-Act-LEXIS 876 (Aug. 5, 1994).

                     Response. Appropriate disclosure has been added.

Comment 9. In the expense example lead paragraph, update to include language that states the expenses will continue at the levels shown and that the tables take into effect any waivers for the applicable time period.

                     Response. Appropriate disclosure has been added.

Comment 10. The fee table indicates the expense ratios were restated to reflect an increase in certain operating expenses as of 3/1/2009. Please disclose what expenses have changed.

                     Response. Appropriate disclosure has been added.

Comment 11. Please disclose in the lead paragraph of the fee table the reason Class A, B, and C expense ratios as of October 31, 2008 differ from the expense ratios shown in the audited financial statements as of the same date.

                     Response. Appropriate disclosure has been made.

Please call me at 515-235-9328 or Jennifer Mills at 515-235-9154 if you have any questions.

Very truly yours,

/s/ Adam U. Shaikh

Adam U. Shaikh
Assistant Counsel
Principal Funds, Inc.